May 1, 2017

RE: Get cash now from your Highlands investment.

Dear Investor,

Good news!  Now you can sell your Highlands REIT, Inc. investment and regain control of your money.  Right now, we will pay you $0.17 per Share (less an administrative fee of $100 per transaction). Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Highlands to decide if or when you get your money back. But this offer expires on June 9, 2017, so you must act soon.

Why take advantage of this opportunity today?
•	Guarantee your cash now. Highlands REIT has not provided a specific timeframe as to when it may liquidate. Sell today and ensure you get your money out from this security.
•	Higher offer price. Our current per share offer price of $0.17 per share is 70% higher than our previous offer of $0.10 per share made in August 2016, although that offer had no fee.
•	No distribution. Since its spin-off from InvenTrust, Highlands REIT has not paid a distribution.
•	Regain control over your investments. It's your money, but you can't access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.
•
Eliminate the long and uncertain waiting period. Private and non-traded securities like Highlands can be very difficult to sell. It can take weeks or months to find an interested buyer and Highlands may continue to operate indefinitely! But now you can sell your Shares and get your money out.

If you act today, you can get your cash now. We will mail your check within three business days after Highlands confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million under management. There are no financing contingencies with this offer. Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
Managing Director

P.S. Remember, this offer expires June 9, 2017 (unless extended). So don't delay. Fill out and mail in the Highlands Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.

The Purchasers are offering to purchase for cash up to 45,000,000 Shares at a price of $0.17 per Unit (less a $100 administrative fee), upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form, which you should read, available at www.mackenziecapital.com/tenders/Highlands.pdf, the SEC's EDGAR website, or by calling or writing us for a free copy.  The Purchasers are making this offer in view of making a profit, so the price offered is below the REIT's estimated $0.35 per Share value, but there can be no assurance as to the actual value of a Share until the REIT liquidates.  If you tender your Shares, you are giving up any rights to distributions after the Expiration Date in exchange for the purchase price.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON June 9, 2017, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.